UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: **January 3, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

The following statement was released by Caterpillar Inc. on January 3, 2007. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

* *

January 3, 2007

FOR IMMEDIATE RELEASE

Caterpillar Recommends Rejection of "Mini-Tender" Offer From TRC Capital Corporation

PEORIA, Ill. - Caterpillar Inc. (NYSE: CAT) announced today that it has been notified of an unsolicited "mini-tender" offer dated December 26, 2006, made by TRC Capital Corporation, a private Canadian investment company, to purchase up to 1,750,000 shares of Caterpillar's common stock, which represent approximately 0.27% of the shares of common stock outstanding. Shareholders are cautioned that TRC Capital's unsolicited "mini-tender" offer price of $58.25 per share is approximately 3.86% below the $60.59 per share closing price of Caterpillar's common stock on December 22, 2006, the last full trading day before the offer was commenced. The offer price is also 5.06% lower than the $61.33 per share closing price of Caterpillar's common stock on December 29, 2006, the last full trading day of the common stock.

Caterpillar strongly recommends against shareholders tendering shares in response to this unsolicited offer. Caterpillar is not affiliated in any way with TRC Capital, the offer or the offer documentation.

TRC Capital has made many such "mini-tender" offers for the shares of other companies for its profit. These offers are devised to seek less than five percent of a company's outstanding shares, thereby avoiding many disclosure and procedural requirements of the U.S. Securities and Exchange Commission (SEC) because they are below the SEC's threshold to provide such disclosure and procedural protections for investors.

The SEC has cautioned investors about "mini-tender" offers in an investor alert, noting that these offers "have been increasingly used to catch investors off guard" and that many investors who hear about "mini-tender" offers "surrender their securities without investigating the offer, assuming that the price offered includes the premium usually present in larger, traditional tender offers. But they later learn that they cannot withdraw from the offer and may end up selling their securities at below-market prices."

To read more about the risks of "mini-tender" offers, please review the alert on the SEC's website at http://www.sec.gov/investor/pubs/minitend.htm. Also, the Canadian Securities Administration has issued an advisory titled "Mini-Tender Offers - Watch Out For Mini-Tender Offers at Below Price!" which can be found in a September 27, 1999 announcement contained in the News Releases section at www.osc.gov.on.ca.

Caterpillar advises shareholders to consult their financial advisors and to exercise caution with respect to TRC Capital's offer. Shareholders who have already tendered are advised that they should consider promptly withdrawing their shares as permitted under TRC Capital's Offer to Purchase documents. The offer is currently scheduled to expire at 12:01 a.m., New York City time, on Thursday, January 25, 2007.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2005 sales and revenues of $36.339 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and a wide and growing offering of related services. More information is available at http://www.cat.com.

Caterpillar contact:
Rusty L. Dunn
Corporate Public Affairs
(309) 675-4803
Dunn_Rusty_L@cat.com

SAFE HARBOR

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will" and "expect" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange rates or political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including the Form 10-Q filed with the Securities and Exchange Commission on November 2, 2006. We do not undertake to update our forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

January 3, 2007   By: */s/ James B. Buda*
                                                         James B. Buda
                                                         Vice President